FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 15, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ 01.838.723/0001-27

A Publicly Traded Company with Authorized Capital

Rua Jorge Tzachel, 475, Itajaí, SC

ANNOUNCEMENT TO THE MARKET

BRF – Brasil Foods S.A. announces that it is to exercise the purchase option right on the industrial unit pertaining to Copercampos, situated in Campos Novos-SC involving a slaughtering facility with a capacity for 7 thousand hogs/day.

On April 29  2010, BRF signed a services agreement with Cooperativa Copercampos, which includes the contracting of the future industrial capacity of the plant under construction in the municipality of Campos Novos for the slaughter of hogs.

Investments of R$ 145 million have been made, part of which in the form of advances from BRF and part financed by the BRDE/BNDES and collateralized by BRF.

BRF’s objective in this business is to optimize its industrial processes in pork production in order to obtain gains in efficiency and competitive advantages in this activity for serving the principal world markets.

São Paulo, September 15, 2011

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 15, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director